January 8, 2014

VIA EDGAR & EMAIL DELIVERY

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commerce Union Bancshares, Inc.
Registration Statement on Form S-4
File number 333-197248
Filed July 3, 2014

Dear Mr. Clampitt:

On behalf of our client, Commerce Union Bancshares, Inc. (“Commerce Union”), we are responding to the comments received from your office by letter dated July 30, 2014, with respect to the above-referenced Registration Statement on Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”), which is being filed concurrently and reflects Commerce Union’s responses to your comments.

For your convenience, we are providing by overnight mail a courtesy package which includes a copy of this letter and a copy of the Amendment No. 1 that has been marked to show changes from the preliminary Registration Statement.

General

1.	Please consider the need to update your financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X. In addition, please consider the need to provide updated consents from the independent accountants in your next amendment.

Response: Commerce Union has updated the financial statements and related disclosures in the Amendment No. 1 to the Registration Statement on Form S-4 as of and for the nine- and three-month periods ended September 30, 2014, in accordance with the updating requirements of Rule 8-08 of Regulation S-X. The Company has also provided updated consents from its and Reliant Bank’s independent accountants as Exhibits 23.1 and 23.2 to Amendment No. 1.

2.	Please supplementally provide us with any board books prepared or provided by Raymond James and Sterne Agee in connection with rendering the fairness opinions.

Response: Commerce Union is providing supplementally to the Staff under separate cover copies of the board books and any additional financial projections, reports, or presentations provided by Raymond James to the Commerce Union board of directors. We understand that Reliant Bank will also be providing supplementally to the Staff under separate cover copies of the board books and any additional financial projections, reports, or presentations provided by Sterne Agee to the Reliant Bank board of directors.

3.	We note that you have registered 3,993,478 shares of common stock but that the exact number of shares that you will issue will not be determined until the closing of the merger. We further note your disclosure on page 102 that as of June 30, 2014 there were approximately options outstanding to purchase 409,608 shares of Reliant common stock. Please confirm that the number of shares currently registered represents your best estimate of the maximum number of securities that may be issued pursuant to your exchange ratio or revise. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 125.04. Moreover, if you do not revise to register additional shares sufficient to cover the outstanding Reliant options once they are converted, revise to disclose that these options will not be immediately exercisable or explain otherwise.

Response: Commerce Union has amended the registration statement to include 409,608 shares of common stock to be issued in connection with options and confirms that 4,403,086 shares of common stock represents its best estimate of the maximum number of securities that will be issued pursuant to the exchange ratio.

Questions and Answers, page 1

4.	Revise the Q&A, “What will I receive in the merger”, to disclose the value, based on Commerce Union’s stock price, on the day preceding the announcement of the merger and, as of the most recent practicable date. Also include a statement that because the market price of Commerce Union may change before stock certificates are received, the merger value is subject to change.

Response: The disclosure appearing on page 2 of Amendment No. 1 has been revised in response to the Staff’s comment.

5.	Revise the Q&A regarding merger taxation to disclose whether receipt of a tax opinion that the exchange will be tax-free is a condition of the merger, and, if so, if that condition is able to be waived by either party.

Response: The disclosure appearing on page 3 of Amendment No. 1 has been revised in response to the Staff’s comment.

6.	Revise to add a Q&A disclosing that Reliant holders have dissenters/appraisal rights and disclose what steps must be taken at what times in order to perfect those rights or, add a cross-reference to the Summary section where these steps are outlined.

Response: The disclosure appearing on page 3 of Amendment No. 1 has been revised in response to the Staff’s comment.

Summary, page 7

7.	Please revise your summary to briefly describe the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

Response: The disclosure has been added to page 8 of Amendment No. 1 in response to the Staff’s comment.

8.	Please revise to state whether the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and briefly discuss the tax consequences for those who will receive cash in lieu of fractional shares.

Response: The disclosure appearing on page 9 of Amendment No. 1 has been revised in response to the Staff’s comment.

Unaudited Comparative Per Share Data, page 28

9.	Please revise to include, in columnar form, the market value of the securities of the company being acquired (on an historical and equivalent per share basis) and the market value of the securities of the acquirer (on an historical basis) as of the date immediately prior to the public announcement of the proposed transaction (i.e., Friday, April 25, 2014 per page 59 of the Form S-4). Refer to Item 3.g of Form S-4.

Response: An additional table appearing on page 29 of Amendment No. 1 has been added in response to the Staff’s comment.

Risk Factors, page 29

10.	Please expand your disclosure on page 37 as it relates to your emerging growth company status, to include your election under Section 107(b) of the JOBS Act. In this regard, if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. Alternatively, if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b), enhance your risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in your critical accounting policy disclosures.

Response: The disclosures appearing on pages 38 and 189 of Amendment No. 1 have been revised in response to the Staff’s comment.

Proposal No. 1—The Merger, page 54

11.	Please do not qualify your discussion in this section. Although you may refer investors to the merger agreement for more detailed information, you must provide all of the material terms of the agreement in this section. Similarly revise the qualification of your disclosure regarding your common stock on page 102, your organizing documents on page 105, the fairness opinions on pages 62 and 71, and your discussion of dissenters’ rights on pages 10 and 51.

Response: The disclosures appearing on pages 56, 108, 110, 64, 73, 10, and 53 of Amendment No. 1 have been revised in response to the Staff’s comment.

Opinion of Reliant’s Financial Advisor, page 61

12.	We note that Sterne Agee used non-public projections prepared by Commerce Union’s senior management in preparing its fairness opinion. Please disclose these projections or provide your analysis for why these projections are not material information that must be disclosed to investors.

Response: In response to the Staff’s comment, a new disclosure has been provided under the heading “Certain Commerce Union Unaudited Prospective Financial Information” beginning on page 71 of Amendment No. 1.

Opinion of Commerce Union’s Financial Advisor, page 71

13.	We note that Raymond James used certain projections prepared by Reliant’s senior management in preparing its fairness opinion. Please disclose these projections or provide your analysis for why these projections are not material information that must be disclosed to investors.

Response: In response to the Staff’s comment, a new disclosure has been provided under the heading “Certain Reliant Unaudited Prospective Financial Information” beginning on page 79 of Amendment No. 1.

Important Federal Income Tax Consequences, page 79

Qualification of the Merger as a Reorganization, page 80

14.	We note your disclosure on page 81 that “it is anticipated that the merger should qualify as a reorganization.” Please revise to explain why you cannot give a “will” opinion. Refer to Staff Legal Bulletin No. 19.

Response: The disclosure appearing on page 81 of Amendment No. 1 has been revised in response to the Staff’s comment.

Executive Compensation, page 143

15.	We note your disclosure on page 87 that, after completion of the merger, Mr. Ard will serve as both a director of your company and an executive officer of your subsidiary bank, and that Mr. Dellinger will serve as your chief financial officer. We further note that their initial base salaries will be $310,000 and $215,000, respectively. Please provide your analysis for whether or not you must separately disclose executive compensation information for either or both of these individuals pursuant to Item 18(a)(7) of Form S-4. Please evaluate both Item 402(m)(2)(iii) and Instruction 2 to Item 402(m)(2) of Regulation S-K in your response.

Response: The disclosure beginning on page 149 of Amendment No. 1 has been revised in response to the Staff’s comment to include compensation information for Mr. Ard and Mr. Dellinger.

Commerce Union Bancshares, Inc. – Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Securities Available for Sale – page F-11

16.	Please revise your disclosure here and similarly in Note 1 of Reliant Bank’s Notes to the Consolidated Financial Statements to be consistent with ASC 320-10-35-33, which clarifies the interaction of factors that should be considered when determining whether a debt security is other-than-temporarily impaired from an assertion of intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to an assessment of whether (a) one has the intent to sell the security, or (b) it is more likely than not that one will be required to sell the security prior to its anticipated recovery.

Response: The disclosures appearing on pages F-11 and F-63 of Amendment No. 1 have been revised in response to the Staff’s comment.

Outside Back Cover Page

17.	Please provide your analysis for not including the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K or revise.

Response: The dealer prospectus delivery obligation disclosure has been added to the outside back cover page.

Exhibit Index

18.	Please revise your legal opinion before accelerating to refer to a precise number of shares of common stock as the amount of shares being registered appears necessary to your legal conclusions.

Response: Butler Snow has revised its legal opinion as requested by the Staff. The revised opinion is filed as Exhibit 5.1 to Amendment No. 1.

19.	Please revise your tax opinion to 1) reference the correct heading from your registration statement in the second paragraph, 2) disclose that the discussion you reference either “is” or “represents your opinion,” and 3) delete the first sentence from the final paragraph of your opinion. Please note that it is insufficient to state that the discussion referenced is “correct” and further note that investors are entitled to rely on the opinion expressed. Refer to Staff Legal Bulletin No. 19.

Response: Butler Snow has revised its tax opinion as requested by the Staff. The revised tax opinion is filed as Exhibit 8.1 to Amendment No. 1.

Please direct any questions or comments regarding the foregoing to the undersigned at (615) 651-6733 or beth.sims@butlersnow.com. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Beth W. Sims

Beth W. Sims

cc: William R. DeBerry, President & Chief Executive Officer